Exhibit 99.1

September 14, 2020

Mr. Kevin S. Buchel

Chief Financial Officer

Napco Security Technologies, Inc.

333 Bayview Avenue

Amityville, New York 11701

We were unable to provide our opinion prior to the required filing time on September 14, 2020 on the audits of the consolidated financial statements of Napco Security Technologies, Inc. and Subsidiaries (the "Company") as of and for the years ended June 30, 2020 and 2019, and on the audit of the Company’s internal control over financial reporting as of June 30, 2020, as the engagement quality review was not fully completed in accordance with the Firms’ quality control standards.

/s/ Baker Tilly US, LLP (formerly Baker Tilly Virchow Krause, LLP)